EXHIBIT 99.1

RedHill Biopharma Announces Closing of Concurrent Public Offering and Registered Direct Offering of its American Depositary Shares and Warrants and Partial Exercise of the Option of Underwriters

TEL-AVIV, Israel, Dec. 27, 2016 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) (“RedHill” or the “Company”), a biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for gastrointestinal and inflammatory diseases and cancer, today announced the closing of its previously announced underwritten public offering and its concurrent registered direct offering of American Depositary Shares (“ADSs”) and warrants to purchase ADSs for aggregate gross proceeds, from both offerings combined, before deducting underwriting discounts and commissions, placement agent fees and other offering expenses, of approximately $38 million.

The underwritten public offering was for a total number of 2,250,000 ADSs, each representing ten of its ordinary shares, and warrants to purchase 1,125,000 ADSs, with gross proceeds of approximately $23 million. The concurrent registered direct offering was for a total number of 1,463,415 ADSs and warrants to purchase 731,708 ADSs with gross proceeds of approximately $15 million. Aggregate gross proceeds from both offerings combined totaled approximately $38 million.

The price in both offerings was $10.25 for a fixed combination of one ADS and a warrant to purchase 0.5 of an ADS. The warrants in both offerings have a per ADS exercise price of $13.33 and have a term of three years.

In addition, the Company announced that the underwriters exercised their option in part and purchased warrants to purchase 168,750 ADSs for a purchase price of $0.0047 per warrant. Following the partial exercise of the option by the underwriters, the underwriters have the 30-day option to purchase up to an additional 337,500 ADSs representing 3,375,000 ordinary shares. With this partial exercise, the number issued by the Company in the two offerings aggregates to a total of 3,713,415 ADSs, each representing ten of its ordinary shares, and warrants to purchase 2,025,458 ADSs.

Immediately following the closing of both the underwritten public offering and the registered direct offering, the number of outstanding ordinary shares of the Company is 164,974,234 (equivalent to approximately 16,497,423 ADS), excluding possible exercise of the warrants issued in either offering and excluding possible exercise by the underwriters of their option to purchase up to an additional 337,500 ADSs.

EMC2 Fund Ltd participated in the registered direct offering. Investors in the public offering included, among others, Sabby Management, LLC, DAFNA Capital Management, Rosalind Advisors, Inc., Koramic Holding, Lincoln Park Capital, Nexthera Capital LP and others.

Roth Capital Partners acted as the sole book-running manager and Echelon Wealth Partners acted as Canadian manager for the underwritten public offering with respect to sales in Canada.  Roth Capital Partners acted as placement agent in the registered direct offering.

The ADSs and warrants were issued pursuant to a shelf registration statement that was previously filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”). A final prospectus supplement related to each of the offerings was filed with the SEC and is available on the SEC's website located at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

These offerings were made only by means of a prospectus. Copies of the final prospectus supplements and the accompanying prospectus relating to these offerings may be obtained, when available, by contacting Roth Capital Partners, Attention: Equity Capital Markets, 888 San Clemente Drive, Newport Beach, CA 92660, or by telephone at 800-678-9147, or by email at RothECM@roth.com.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is a biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. RedHill’s pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study and a completed proof-of-concept Phase IIa study for multiple sclerosis; (iii) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study for acute gastroenteritis and gastritis and an ongoing Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA® (ABC294640) - a Phase II-stage, orally-administered, first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; (vi) MESUPRON - a Phase II-stage first-in-class, orally-administered uPA inhibitor, targeting gastrointestinal and other solid tumors and (vii) RIZAPORT® (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing (xi) competitive companies and technologies within the Company’s industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com